FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated February 2, 2005

S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

February 2, 2005

To:

BC Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sir/Madam:

RE:  SAMEX Mining Corp. Annual General Meeting

We advise the following with respect to the upcoming Annual General Meeting for SAMEX Mining Corp.:

CUSIP Number	795 912 104
Date of Meeting	May 5, 2005
Meeting Type	Annual & Special
Business	Routine & Non-Routine
Record Date for Notice	March 14, 2005
Record Date for Voting	March 14, 2005
Beneficial Ownership Determination Date	March 14, 2005
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to vote	Common
Meeting Location	Abbotsford, BC

Yours truly,

“Brenda McLean”

______________________

Brenda McLean

Corporate Secretary

cc:

Leschert & Company

Attn:  Allen Leschert

Dale Matheson Carr-Hilton LaBonte

Attn:  Paul Humer

US Securities Commission

Filed on EDGAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  February 2, 2005